Exhibit 4.5

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. – Name and Address of Reporting Issuer

Osisko Gold Royalties Ltd (the "Corporation" or "Osisko")

1100 Avenue des Canadiens-de-Montréal

Suite 300

Montréal, Québec

H3B 2S2

Item 2. – Date of Material Change

March 17, 2022

Item 3. – News Release

A news release with respect to the material change referred to in this report was issued by the Corporation through the facilities of GlobeNewswire on March 17, 2022 and subsequently filed on the system for electronic document analysis and retrieval (SEDAR) on March 17, 2022.

Item 4. – Summary of Material Change

On March 17, 2022, the Corporation announced that it had entered into an agreement with Eight Capital and RBC Capital Markets on behalf of the syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, an aggregate of 18,600,000 common shares of the Corporation (the "Offered Shares") at an offering price of US$13.45 per Offered Share (the "Offering Price") for total gross proceeds to the Company of US$250,170,000 (the "Offering"). Amounts are in U.S. dollars unless otherwise noted.

Item 5. – Full Description of Material Change

Osisko announced that it had entered into an agreement with the Underwriters, which have agreed to purchase, on a bought deal basis, 18,600,000 Offered Shares at the Offering Price for aggregate gross proceeds of US$250,170,000.

In addition, the Corporation has granted the Underwriters an over-allotment option to purchase an additional 2,790,000 Offered Shares at the Offering Price, on the same terms and conditions as the Offering, to raise additional gross proceeds of up to US$37,525,500, exercisable in whole or in part for a period of 30 days from and including the closing date of the Offering. If the over-allotment option is exercised in its entirety, a total of 21,390,000 Offered Shares will be issued for aggregate gross proceeds of US$287,695,500.

The Corporation plans to use the net proceeds from the offering for general corporate purposes, including funding resource royalty and stream acquisitions, the potential repayment, from time to time, of amounts drawn under the Corporation's credit facility and other corporate development opportunities.

The Offering is expected to close on or about March 31, 2022, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the New York Stock Exchange and the applicable securities regulatory authorities.

The Offered Shares will be offered by way of a short form prospectus in all of the provinces of Canada and a registration statement on Form F- 10 in the United States under the multijurisdictional disclosure system adopted by the United States and Canada. A preliminary short form prospectus and a registration statement on Form F-10 relating to the Offering have been filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, respectively

Item 6. – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. – Omitted Information

Not applicable.

Item 8. – Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

André Le Bel

Vice President Legal Affairs and Corporate Secretary

(514) 940-0670 x156

www.osiskogr.com

Item 9. – Date of Report

March 22, 2022